UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

KINETIK HOLDINGS INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

02215L209
(CUSIP Number)

Adil Rahmathulla
ISQ Global Fund II GP, LLC
600 Brickell Avenue, Penthouse
Miami, Florida 33131-3067
Tel: (786) 693-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 02215L209		Page 2 of 23 Pages

1	NAMES OF REPORTING PERSONS
ISQ Global Fund II GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,549,241 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,549,241 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,549,241 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.6% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Includes 13,744,582 Common Units (as defined herein) and an equal number of paired shares of Class C Common Stock (as defined herein), which together may be redeemed by the holder for shares of Class A Common Stock (as defined herein) on a one-for-one basis.

(2)	Includes 804,659 shares of Class A Common Stock which the Reporting Persons may acquire under the terms of the Contribution Allocation Agreement (as defined herein).

(3)
Percentage ownership calculated based on the sum of (i) 16,246,460 shares of Class A Common Stock outstanding as of January 31, 2022, as reported in the Issuer’s annual report on Form 10-K filed on February 22, 2022, (ii) the 2,650,000 shares of Class A Common Stock issued in the Conversion (as defined herein), and (iii) the 13,744,582 shares of Class A Common Stock issuable to the Reporting Persons upon redemption of the Common Units and corresponding shares of Class C Common Stock owned by the Reporting Persons, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(3)(1)(i) under the Act.

SCHEDULE 13D
CUSIP No. 02215L209		Page 3 of 23 Pages
1	NAMES OF REPORTING PERSONS
I Squared Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,549,241 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,549,241 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,549,241 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.6% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)
Includes 13,744,582 Common Units (as defined herein) and an equal number of paired shares of Class C Common Stock (as defined herein), which together may be redeemed by the holder for shares of Class A Common Stock (as defined herein) on a one-for-one basis.

(2)	Includes 804,659 shares of Class A Common Stock which the Reporting Persons may acquire under the terms of the Contribution Allocation Agreement (as defined herein).

(3)
Percentage ownership calculated based on the sum of (i) 16,246,460 shares of Class A Common Stock outstanding as of January 31, 2022, as reported in the Issuer’s annual report on Form 10-K filed on February 22, 2022, (ii) the 2,650,000 shares of Class A Common Stock issued in the Conversion (as defined herein), and (iii) the 13,744,582 shares of Class A Common Stock issuable to the Reporting Persons upon redemption of the Common Units and corresponding shares of Class C Common Stock owned by the Reporting Persons, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(3)(1)(i) under the Act.

SCHEDULE 13D
CUSIP No. 02215L209		Page 4 of 23 Pages
1	NAMES OF REPORTING PERSONS
ISQ Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,549,241 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,549,241 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,549,241 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.6% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)
Includes 13,744,582 Common Units (as defined herein) and an equal number of paired shares of Class C Common Stock (as defined herein), which together may be redeemed by the holder for shares of Class A Common Stock (as defined herein) on a one-for-one basis.

(2)	Includes 804,659 shares of Class A Common Stock which the Reporting Persons may acquire under the terms of the Contribution Allocation Agreement (as defined herein).

(3)
Percentage ownership calculated based on the sum of (i) 16,246,460 shares of Class A Common Stock outstanding as of January 31, 2022, as reported in the Issuer’s annual report on Form 10-K filed on February 22, 2022, (ii) the 2,650,000 shares of Class A Common Stock issued in the Conversion (as defined herein), and (iii) the 13,744,582 shares of Class A Common Stock issuable to the Reporting Persons upon redemption of the Common Units and corresponding shares of Class C Common Stock owned by the Reporting Persons, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(3)(1)(i) under the Act.

SCHEDULE 13D
CUSIP No. 02215L209		Page 5 of 23 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Kinetik Holdings Inc., a Delaware corporation formerly known as Altus Midstream Company (the “Issuer”). The principal executive offices of the Issuer are located at 2700 Post Oak Boulevard, Suite 300, Houston, Texas 77056.

Item 2.	Identity and Background

(a-c, f) This Schedule 13D is being filed jointly, pursuant to Rule 13d-1(k) under the Act, by each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	ISQ Global Fund II GP, LLC, a Delaware limited liability company (“Fund II GP”);

(ii)	I Squared Capital, LLC, a Cayman Islands limited liability company (“I Squared Capital”); and

(iii)	ISQ Holdings, LLC, a Cayman Islands limited liability company (“ISQ Holdings”).

This Schedule 13D relates to the common units representing limited partner interests (“Common Units”) in Kinetic Holdings LP, a Delaware limited partnership and subsidiary of the Issuer and an equal number of paired shares of Class C Common Stock, par value $0.0001 per share (“Class C Common Stock”) of the Issuer, distributed to Buzzard Midstream LLC from New Raptor (as defined in Item 4 below) in connection with the consummation of the transactions contemplated by the Contribution Agreement (as defined in Item 4 below).  Fund II GP is the general partner of the members of the indirect owners of Buzzard Midstream LLC and, in such capacity, exercises voting and investment power over the securities directly held by Buzzard Midstream LLC.  The primary business purpose of Fund II GP is to serve as general partner to various investment funds that specialize in infrastructure and related assets. I Squared Capital is the sole member of Fund II GP.  ISQ Holdings is the managing member of I Squared Capital.  Each of Sadek Magdi Wahba, Gautam Bhandari and Adil Rahmathulla is a member of ISQ Holdings but, in reliance on the “rule of three”, disclaim beneficial ownership over the shares of Class A Common Stock reported herein as beneficially owned by the Reporting Persons.

The address of the principal business office of each of the Reporting Persons is 600 Brickell Avenue, Penthouse, Miami, Florida 33131-3067.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The response to Item 4 of this Schedule 13D is hereby incorporated by reference herein.

The Common Units, shares of Class C Common Stock and shares of Class A Common Stock to which this Schedule 13D relates have not been purchased by the Reporting Persons.  Instead, the 13,744,582 Common Units and corresponding shares of Class C Common Stock held directly by Buzzard Midstream LLC were distributed to Buzzard Midstream LLC, in kind and pro rata, from New Raptor (as defined in Item 4 below) pursuant to the Distribution (as defined in Item 4 below).  The 804,659 shares of Class A Common Stock that Buzzard Midstream LLC has the right to acquire pursuant to the Consideration Allocation Rights (as defined in Item 4 below) are subject to the terms and conditions of the Consideration Allocation Agreement and relevant Restricted Stock Agreements (each as defined in Item 4 below).

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities reported herein in connection with the transactions described below, for investment purposes and subject to the terms and conditions set forth in the agreements described below.

Contribution Agreement and Closing

On February 22, 2022 (the “Closing”), the transactions contemplated by the contribution agreement dated October 21, 2021 (the “Contribution Agreement”) by and among the Issuer, Altus Midstream LP (the “Partnership”), New BCP Raptor Holdco, LLC (“New Raptor”), and, solely for the purposes set forth therein, BCP Raptor Holdco, LP (“Raptor”) were consummated. Pursuant to the Contribution Agreement, New Raptor contributed all of the equity interests of Raptor and BCP Raptor Holdco GP, LLC (“Raptor GP”) to the Partnership in exchange for 50,000,000 common units representing limited partner interests in the Partnership (“Common Units”) and a corresponding 50,000,000 shares of shares of Class C common stock, par value $0.0001 per share, of the Issuer (the “Class C Common Stock” and, together with the Class A Common Stock, the “Common Stock”).

In connection with the receipt of the such Common Units and shares of Class C Common Stock, 2,650,000 Common Units were redeemed on a one-for-one basis for shares of Class A Common Stock (the “Conversion”), with those shares being subject to forfeiture back to the Issuer in certain circumstances (“Restricted Shares”), and an equal number of paired shares of Class C Common Stock were cancelled. The Issuer agreed that it would re-issue, on a one-for-one basis, shares of Class A Common Stock to the extent Restricted Shares are forfeited (such rights, “Consideration Allocation Rights,” and together with the Common Units and Class C Common Stock received at Closing, the “Equity Consideration”).  As discussed below, Class A Common Stock will be issued pursuant to Consideration Allocation Rights solely to the extent a corresponding forfeiture of Restricted Shares has occurred.

SCHEDULE 13D
CUSIP No. 02215L209		Page 6 of 23 Pages

New Raptor then distributed the Equity Consideration on a pro rata basis, subject to certain transfer restrictions and, in the case of the Restricted Shares of Class A Common Stock, forfeiture provisions set forth on the legends thereto (the “Distribution”). In connection with Distribution, Buzzard Midstream LLC received 13,744,582 Common Units and an equal number of paired shares of Class C Common Stock.

The transactions contemplated by the Contribution Agreement, the Conversion and the Distribution are collectively referred to herein as the “Transactions.”

Pursuant to the Contribution Agreement, in connection with the Closing, the Issuer agreed to cause its board of directors (the “Board”) to consist of: (i) the chief executive officer of the Issuer following Closing; (ii) three (3) directors designated by Blackstone Energy Partners II L.P. (“Blackstone Energy”), an affiliate of Blackstone Inc (“Blackstone”); (iii) two (2) directors designated by ISQ Global Infrastructure Fund II L.P., whose general partner is Fund II GP and who is under common control with Buzzard Midstream LLC (collectively, “ISQ”); (iv) one (1) director designated by APA Corporation (“Apache”); and (v) four (4) directors that would qualify as independent for purposes of service on the audit committee of the Issuer under NASDAQ rules, the Act, and the Sarbanes-Oxley Act of 2002, two (2) of whom shall be designated by Apache and two (2) of whom shall be designated by New Raptor; provided, that each of Apache and New Raptor shall have one (1) (but no more than one (1)) opportunity to veto one (1) of such other person’s designees under this clause (v) in its sole discretion but shall have no further veto or similar right with respect to any other designee of such person under this clause (v) (collectively, the “Contribution Agreement Board Composition”).

The two directors designated by ISQ were Thomas Lefebvre and Joseph Payne, each of whom is an employee of an affiliate of ISQ. ISQ’s continuing right to designate directors to the Board depends, in part, on its beneficial ownership of the outstanding Common Stock, as set forth in the A&R Stockholders Agreement (defined and described below).

Also in connection with Closing, pursuant to the Contribution Agreement and following receipt of requisite stockholder approval on February 10, 2022, the Issuer executed and submitted the Third Amended and Restated Certificate of Incorporation and duly adopted the Amended and Restated Bylaws, in each case in a form attached to the Contribution Agreement, which provide, among other things and subject to certain limitations and exceptions, (i) stockholders of the Issuer may act by written consent in lieu of holding a meeting of the stockholders, (ii) stockholders of the Issuer that own more than 10% of the outstanding shares of Common Stock may call a special meeting of the stockholders, (iii) directors on the Board may be removed with or without cause and (iv) revisions to the Corporate Opportunities article in the Issuer’s Second Amended and Restated Certificate of Incorporation (collectively, the “Amendments to the Certificate of Incorporation”).

The foregoing description of the Contribution Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Contribution Agreement, which is filed as Exhibit B to this Schedule 13D and is also incorporated herein by reference.

Consideration Allocation Agreement

In connection with the Closing, certain members of management of Raptor (each, a “Grantee”) entered into a Restricted Stock Agreement with the Issuer (the “Restricted Stock Agreements”) which imposed certain restrictions on the shares of Class A Common Stock and/or Common Units and corresponding shares of Class C Common Stock distributed to the Grantee as their pro rata allocation of the consideration from the Contribution Agreement (“Awards”).

Also in connection with the Closing, on February 22, 2022, the Issuer, Buzzard Midstream LLC, BCP Raptor Aggregator, LP, BX Permian Pipeline Aggregator LP and certain individuals identified therein entered into a Consideration Allocation Agreement (the “Consideration Allocation Agreement”) pursuant to which the non-Issuer parties received the Consideration Allocation Rights, the terms of which entitle the holders thereof to receive, on a one-for-one basis, additional shares of Class A Common Stock originally issued as consideration in connection with the Transactions to the extent such shares of Class A Common Stock originally issued as consideration are forfeited by the original holders thereof.  Forfeiture of Awards under the Restricted Stock Agreements may occur as follows: (i) with respect to 197,708 shares of Class A Common Stock (the “MOIC Restricted Shares”), if Buzzard Midstream LLC and its affiliates receive less than $882,887,056.14 in cash proceeds from Transfers (as such term is defined in the relevant Restricted Stock Agreement ) of Common Units and/or Common Stock effected between the Closing and February 25, 2028, and (ii) with respect to the remaining Awards, due to termination of service or employment by February 25, 2025 or February 25, 2026.

Specifically, the parties to the Consideration Allocation Agreement agreed that, solely to the extent that any Award is forfeited by a Grantee, in whole or in part, from and after February 22, 2022 pursuant to the applicable Restricted Stock Agreement (a “Forfeited Award”), the number of shares subject to such Forfeited Award shall be re-allocated as follows: (i) with respect to any forfeited MOIC Restricted Shares, including any former MOIC Restricted Shares that become Ordinary Restricted Shares (as defined in the applicable Restricted Stock Agreement) pursuant to the applicable Restricted Stock Agreement, 100% to Buzzard Midstream LLC and its affiliates, (ii) with respect to any forfeited Ordinary Restricted Shares, 18.53% to Buzzard Midstream LLC and its affiliates, and the remainder of any such Ordinary Restricted Shares to the holders identified in Schedule I of the Consideration Allocation Agreement (the “Holders”) other than Buzzard Midstream LLC, pro rata in proportion to their respective percentage interests (as adjusted accordingly) as set forth opposite such Holders’ names on Schedule I and (iii) with respect to any forfeited Restricted Shares not covered by clauses (i) and (ii), to each of the Holders, pro rata in proportion to their respective percentage interests as set forth opposite such Holders’ names on Schedule I (collectively, the “Re-Allocation Issuances”), which Re-Allocation Issuances shall be in the form of unrestricted shares of Class A Common Stock (other than restrictions imposed by federal and state securities laws or any contractual restrictions applicable to the Holders) and shall be delivered by the Issuer to the applicable Holder(s) quarterly, on the date that is one (1) business day immediately prior to the dividend record date for the applicable calendar quarter.

SCHEDULE 13D
CUSIP No. 02215L209		Page 7 of 23 Pages

Pursuant to the Contribution Allocation Agreement, Buzzard Midstream LLC received Consideration Allocation Rights to acquire up to an additional 804,659 shares of Class A Common Stock.  Such shares of Class A Common Stock will be issued solely to the extent a corresponding forfeiture of specified shares has occurred pursuant to the terms of the relevant Restricted Stock Agreements.

The foregoing description of each of the Restricted Stock Agreements and Consideration Allocation Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of each of the form of each Restricted Stock Agreement and the form of Consideration Allocation Agreement, each of which is filed as Exhibit C, Exhibit D and Exhibit E, respectively, and is also incorporated herein by reference.

Amended and Restated Stockholders Agreement

On February 22, 2022, the Issuer entered into an amended and restated stockholders agreement dated October 21, 2021 (“A&R SHA”) with Apache, Apache Midstream LLC (“Apache Midstream”), New Raptor, BCP Aggregator, BX Permian, Buzzard Midstream LLC and the other parties thereto (“Subject Shareholders”) and, solely for purposes of Sections 2(a)(iv) and 2(a)(v), Raptor.

The A&R SHA provides for continuing director nomination rights for each of Apache, Blackstone and Buzzard Midstream LLC.  Specifically, Buzzard Midstream LLC will have the right to designate two directors for so long as ISQ and its affiliates beneficially own 20% or more of the outstanding Common Stock and one director for so long as Buzzard Midstream LLC and its affiliates beneficially own 10% or more but less than 20% of the outstanding Common Stock.

Pursuant to the A&R SHA, the Subject Shareholders and Apache Midstream each agreed with the Issuer, subject to certain limitations and exceptions, not to Transfer (as defined in the A&R SHA) Subject Securities (as defined in the A&R SHA) for 12 months following the Closing.

The A&R SHA also provides that, subject to applicable law and other limitations, following Closing the Issuer shall not reduce its dividends on shares of Class A Common Stock below $1.50 a quarter through December 31, 2023 without the prior written consent of Apache Midstream and certain affiliates of Blackstone and Buzzard Midstream LLC for so long as such persons are entitled to nominate a director pursuant to the A&R SHA. Pursuant to the A&R SHA, any Covered Related Party Transaction (as defined in the A&R SHA) following Closing requires the prior approval of 66% or more of the disinterested directors on the Board, as determined by the Board.  Finally, pursuant to the A&R SHA, the parties agreed to negotiate and enter into the DRIP Agreement, defined and described below.

The A&R SHA terminates automatically as to a party upon the later of (i) twelve months following the Closing and (ii) when such party (including such party’s affiliates) ceases to beneficially own at least 10% of the outstanding shares of Common Stock.

The foregoing description of the A&R SHA does not purport to be complete and is qualified in its entirety by the full text of each of the A&R SHA, which is filed as Exhibit F and is also incorporated herein by reference.

Voting Agreement

The Issuer also entered into a voting agreement with Buzzard Midstream LLC (the “Voting Agreement”), which became effective at Closing, pursuant to which Buzzard Midstream LLC agreed to vote all shares of Common Stock held of record by it (and beneficially owned by the Reporting Persons) in favor of individuals designated to the Board pursuant to the A&R SHA. Apache and Apache Midstream as well as an affiliate of Blackstone also entered into a similar voting agreement with the Issuer.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by the full text of each of the Voting Agreement, which is filed as Exhibit G and is also incorporated herein by reference.

Second Amended and Restated Registration Rights Agreement

On February 22, 2022, the Issuer entered into a Second Amended and Restated Registration Rights Agreement (as amended and restated, the “Second A&R RRA”) with Apache Midstream, BCP Aggregator, BX Permian, Buzzard Midstream LLC, and the other parties listed on the signature pages thereto (collectively, with their respective permitted transferees, the “Principal Holders”) and certain individual holders party thereto (the “Existing Holders” and, together with the principal holders, the “RRA Holders”), which amended and restated the existing amended and restated registration rights agreement, dated as of November 9, 2018, among the Issuer, Kayne Anderson Sponsor, LLC, and Apache Midstream.

The Second A&R RRA provides the RRA Holders with certain registration rights with respect to (i) the private placement warrants (including any shares of Class A Common Stock issued or issuable upon the exercise of such private placement warrants) held by any Existing Holders, (ii) any outstanding shares of Class A Common Stock or any other equity security (including the shares of Class A Common Stock issued or issuable upon the exercise of any other equity security) of the Issuer owned by any RRA Holder as of the date of the Second A&R RRA, (iii) the shares of Class A Common Stock issued or issuable upon the redemption or exchange of any Common Units and Class C Common Stock owned by any RRA Holder, in each case in accordance with the terms of the Partnership’s partnership agreement, (iv) any shares of Class A Common Stock issued or issuable upon the exercise of any warrants held by Apache Midstream, (v) any other equity security of the Issuer issued or issuable with respect to any registrable security by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, or reorganization, (vi) the shares of Common Stock, if any, issued to Apache Midstream in connection with the earn-out consideration pursuant to the contribution agreement dated August 8, 2018 among the Issuer, the Partnership, Apache Midstream, and the other parties thereto, and (vii) any shares of Class A Common Stock issued to any RRA Holder in connection with the dividend reinvestment plan (collectively, “registrable securities”).

SCHEDULE 13D
CUSIP No. 02215L209		Page 8 of 23 Pages

The Second A&R RRA will require the Issuer to file, within 90 days of Closing, a registration statement on Form S-3 (or, if Form S-3 is not then available, on Form S-1) to permit the public resale of all registrable securities held by the Principal Holders, other than any registrable securities that are registered for sale on a registration statement filed prior to the execution of the Second A&R RRA and effective as of the Closing.

Demand Registration, Underwritten Offering and Piggyback Rights

RRA Holders will also be entitled to certain demand rights, pursuant to which RRA Holders will also be entitled to require the Issuer to effectuate a distribution of any or all of its registrable securities by means of an underwritten offering, provided that the Issuer will not be obligated to effect an underwritten offering unless the dollar amount of the registrable securities of the demanding RRA Holders and their respective affiliates to be included therein is reasonably likely to result in gross sale proceeds that exceed the Minimum Amount.

Lock-Up Period

Subject to certain limitations, including as required in connection with the initial registration of registrable securities on Form S-3 (or Form S-1 if Form S-3 is not then available) pursuant to the Second A&R RRA, no registration shall be effected or permitted with respect to any registrable securities held by any RRA Holder until after the expiration of the lock-up period, which occurs, with respect to the Principal Holders, 12 months after the Closing.

Priority Window

The Principal Holders have agreed that, for a period of time after the 12-month lock-up period, Buzzard Midstream LLC will have certain priority registration rights over each of Apache and Blackstone (and their permitted transferees), subject, in each case, to certain limitations contained in the Second A&R RRA.

The foregoing description of the Second A&R RRA does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Second A&R RRA, which is filed as Exhibit H and is also incorporated herein by reference.

Dividend and Distribution Reinvestment Agreement

On February 22, 2022, in connection with Closing, the Issuer entered into a Dividend and Distribution Reinvestment Agreement (the “DRIP Agreement”) with the Partnership, Apache, Apache Midstream, Buzzard Midstream LLC, BCP Raptor Aggregator, LP, BX Permian Pipeline Aggregator LP, New Raptor and certain other individuals associated with New Raptor (collectively, the “Reinvestment Holders”).  The Drip Agreement obligates each Reinvestment Holder to reinvest in shares of Class A Common Stock at least 20% of all distributions on Common Units or dividends on shares of Class A Common Stock held by such Reinvestment Holder immediately after the Closing, including shares of Class A Common Stock received at a later date in exchange for Common Units held immediately after Closing (the “Mandatory DRIP”).  The Reinvestment Agreement provides the audit committee of the Board with the authority to at any time increase the percentage of the mandatory dividend reinvestment to up to 100% of such distributions or dividends or decrease such percentage to not less than 20%. The mandatory obligations of each Reinvestment Holder will continue from Closing until the earliest of (i) March 31, 2024, (ii) the date dividends and distributions are paid by the Issuer and the Partnership, respectively, in respect of the quarter ending December 31, 2023, and (iii) such other date determined by the audit committee of the Board.  All shares of Class A Common Stock issued in connection with the Mandatory DRIP will be valued at a 3% discount to the volume weighted average price for the five trading days immediately preceding, but excluding, the applicable dividend or distribution date.

The foregoing description of the DRIP Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the DRIP Agreement, which is filed as Exhibit I and is also incorporated herein by reference.

Third Amended and Restated Agreement of Limited Partnership of the Partnership

On February 22, 2022, the Third Amended and Restated Agreement of Limited Partnership of the Partnership dated October 21, 2021 (the “Third A&R LPA”) became effective as a result of the Closing of the Transactions. The Third A&R LPA provides for, among other things, admission of New Raptor, the BX Holders and Buzzard Midstream LLC as limited partners thereunder, updates to certain tax-related provisions, and amendment of certain provisions relating to the Series A Preferred Units.

Pursuant to the Third A&R LPA, each holder of Common Units (other than the Issuer) generally has the right to cause the Partnership to redeem all or a portion of its Common Units in exchange for shares of Class A Common Stock or, at the Partnership’s option, an equivalent amount of cash; provided that the Issuer may, at its option, effect a direct exchange of cash or Class A Common Stock for such Common Units in lieu of such a redemption by the Partnership. Upon any redemption or exchange of Common Units, an equal number of paired shares of Class C Common Stock will be cancelled.

SCHEDULE 13D
CUSIP No. 02215L209		Page 9 of 23 Pages

The foregoing description of the Third A&R LPA does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Third A&R LPA, which is filed as Exhibit J and is also incorporated herein by reference.

Tag Right Letter Agreement

In connection with the Closing, on February 25, 2022, Buzzard Midstream LLC entered into a tag-along right letter agreement (“Tag Right Letter Agreement”) with each of BCP Raptor Aggregator, LP and BX Permian Pipeline Aggregator LP (together, the “Blackstone Parties”) pursuant to which, in the event of any direct or indirect sale by either the Blackstone Parties or Buzzard Midstream LLC of 10% or more of the outstanding Common Stock of the Issuer to a non-affiliate, the other party has certain tag along rights to participate in such sale.

The foregoing description of the Tag Right Letter Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Tag Right Letter Agreement, which is filed as Exhibit K and is also incorporated herein by reference.

* * *

The Reporting Persons intend to review on a continuing basis their investment in the Issuer.  The Reporting Persons, including through their affiliates, may communicate or otherwise engage with the Board, members of management, other stockholders, advisors or other persons from time to time with respect to, among other things, operational, strategic, financial or governance matters, including but not limited to the evaluation of possible joint ventures, strategic alternatives and other opportunities to maximize stockholder value.  The Reporting Persons, including through their affiliates, may also discuss, consider or formulate a plan or proposal which may relate to or result in: (i) the purchase of additional securities of the Issuer or related derivatives of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) the sale of all or a portion of the securities of the Issuer or related derivatives of the Issuer now beneficially owned or hereafter acquired by them; (iii) an extraordinary corporate transaction, such as a merger, business combination, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iv) a purchase, sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (v) a change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (vi) a material change in the present capitalization or dividend policy of the Issuer; (vii) any other material change in the Issuer’s business or corporate structure; (viii) a change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (ix) causing a class of the Issuer’s securities to be delisted from a national securities exchange or deregistered under the Act; or (x) any action similar to any of those enumerated above.   Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal, and are subject to the agreements described herein.  Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

Towards that end, in each of his capacity as a director on the Board, each of Mr. Lefebvre and Mr. Payne may have influence over the corporate activities of the Issuer, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time, and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

Item 5.	Interest in Securities of the Issuer

(a) and (b) As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 14,549,241 shares of Class A Common Stock, which represents approximately 44.6% of the Class A Common Stock outstanding, as calculated pursuant to Rule 13d-3(d)(1)(i) under the Act.  This amount consists of (i) 13,744,582 Common Units and an equal number of paired shares of Class C Common Stock, which together may be redeemed by the holder for shares of Class A Common Stock on a one-for-one basis (or, at the Partnership’s option, an equivalent amount of cash), and (ii) 804,659 shares of Class A Common Stock which the Reporting Persons may acquire under the terms of the Contribution Allocation Agreement (as defined herein).

Each of the Reporting Persons may be deemed to have shared, not sole, power to vote or to direct the vote, and shared, not sole, power to dispose or to direct the disposition, of the 14,549,241 shares of Class A Common Stock reported herein as beneficially owned by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 02215L209		Page 10 of 23 Pages

The percentage ownership reported herein is calculated based on the sum of (i) 16,246,460 shares of Class A Common Stock outstanding as of January 31, 2022, as reported in the Issuer’s annual report on Form 10-K filed on February 22, 2022, (ii) the 2,650,000 shares of Class A Common Stock issued in the Conversion (as defined herein), and (iii) the 13,744,582 shares of Class A Common Stock issuable to the Reporting Persons upon redemption of the Common Units and corresponding number of Class C Common Stock owned by the Reporting Persons, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(3)(1)(i) under the Act.

In discussing certain agreements and arrangements in Item 4 of this Schedule 13D, the Reporting Persons (including through certain of their affiliates) describe arrangements involving Blackstone and Apache and certain of their respective affiliates. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are members of a “group” for purposes of Section 13(d) of the Act with such other persons. Each Reporting Person disclaims being a member of a “group” with Blackstone, Apache and/or their respective affiliates and further disclaims beneficial ownership of the shares of Class A Common Stock that may be deemed to be beneficially owned by such persons.

(c) Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has effected any transaction in Class A Common Stock in the past 60 days.

(d) To the best of their knowledge, the Reporting Persons are not aware of any other persons, other than the Reporting Persons and their affiliates, members, partners and/or investors, who have the right to receive dividends from, or the proceeds from the sale of, any shares of Class A Common Stock reported herein.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 4 of this Schedule 13D is hereby incorporated by reference herein.

The Reporting Persons have entered into a Joint Filing Agreement, filed as Exhibit A to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D, including any amendments thereto, jointly pursuant to Rule 13d-1(k) under the Act.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, by and among the Reporting Persons, dated March 4, 2022 (filed herewith).

Exhibit B
Contribution Agreement, dated October 21, 2021, by and among Altus Midstream Company, Altus Midstream LP, New BCP Raptor Holdco, LLC, and BCP Raptor Holdco, LP (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on October 21, 2021).

Exhibit C
Form of Consideration Allocation Agreement, dated as of February 22, 2022, by and among Altus Midstream Company, Buzzard Midstream LLC, BX Permian Pipeline Aggregator LP, BCP Raptor Aggregator, LP, Jamie Welch, Chris Evans, Tyler Milam and Misty Williams (filed herewith).

Exhibit D	Form of Standalone Restricted Stock Agreement – Welch (filed herewith).

Exhibit E	Form of Restricted Stock Agreement (filed herewith).

Exhibit F
Amended and Restated Stockholders Agreement, dated October 21, 2021, by and among APA Corporation, Apache Midstream LLC, Altus Midstream Company, New BCP Raptor Holdco, LLC, Raptor Aggregator, LP, BX Permian Pipeline Aggregator, LP, Buzzard Midstream LLC, and BCP Raptor Holdco, LP. (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on February 28, 2022).

Exhibit G
Voting Agreement, dated as of October 21, 2021, by and among Buzzard Midstream LLC and Altus Midstream Company (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on February 28, 2022).

Exhibit H
Second Amended and Restated Registration Rights Agreement, dated February 22, 2022, by and among Altus Midstream Company, Apache Midstream LLC, Raptor Aggregator, LP, BX Permian Pipeline Aggregator, LP, Buzzard Midstream LLC and the other holders party thereto (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on February 28, 2022).

Exhibit I
Dividend and Distribution Reinvestment Agreement, dated February 22, 2022, by and among Altus Midstream Company, Altus Midstream LP, APA Corporation, Apache Midstream LLC, Buzzard Midstream LLC, Raptor Aggregator, LP, BX Permian Pipeline Aggregator, LP and each of the other parties set forth on the signature pages thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 28, 2022).

Exhibit J
Third Amended and Restated Agreement of Limited Partnership of Altus Midstream LP (n/k/a Kinetik Holdings LP), dated October 21, 2021 incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 28, 2022).

Exhibit K	Tag Right Letter Agreement dated February 25, 2022, by and among BCP Raptor Aggregator, LP, BX Permian Pipeline Aggregator LP and Buzzard Midstream LLC (filed herewith).

SCHEDULE 13D
CUSIP No. 02215L209		Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2022

ISQ Global Fund II GP, LLC

By:	/s/ Adil Rahmathulla
Name: Adil Rahmathulla
Title: Director

I Squared Capital, LLC

By:	ISQ Holdings, LLC, its managing member

By:	/s/ Adil Rahmathulla
Name: Adil Rahmathulla
Title: Manager

ISQ Holdings, LLC

By:	/s/ Adil Rahmathulla
Name: Adil Rahmathulla
Title: Manager

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Class A Common Stock of Kinetik Holdings Inc., dated as of March 4, 2022 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: March 4, 2022

ISQ Global Fund II GP, LLC

By:	/s/ Adil Rahmathulla
Name: Adil Rahmathulla
Title: Director

I Squared Capital, LLC

By:	ISQ Holdings, LLC, its managing member

By:	/s/ Adil Rahmathulla
Name: Adil Rahmathulla
Title: Manager

ISQ Holdings, LLC

By:	/s/ Adil Rahmathulla
Name: Adil Rahmathulla
Title: Manager

Exhibit C

CONSIDERATION ALLOCATION AGREEMENT

February 22, 2022

Ladies and Gentlemen:

Reference is made to that certain Contribution Agreement by and among Altus Midstream Company, a Delaware corporation (the “Company”), Altus Midstream LP, a Delaware limited partnership, New BCP Raptor Holdco, LLC, a Delaware limited liability company, and solely for the purposes set forth therein, BCP Raptor Holdco, LP, a Delaware limited partnership (“Raptor”), dated October 21, 2021 (the “Contribution Agreement”). Capitalized terms used in this Consideration Allocation Agreement (this “Consideration Allocation Agreement”) but not otherwise defined herein shall have the meanings ascribed to such terms in the Contribution Agreement. This Consideration Allocation Agreement shall be effective upon Closing.

In connection with the transactions contemplated by the Contribution Agreement, certain members of management of Raptor holding Class A-1, Class A-2 and Class A-3 units in Raptor (“Grantees”) were distributed awards (“Awards”) of shares of Company Class A Common Stock and/or Common Units and corresponding shares of Company Class C Common Stock as their pro rata allocation of the consideration from the Contribution Agreement, subject to the restrictions set forth in those certain Restricted Stock Agreements between each Grantee and the Company, dated as of the date hereof (the “Restricted Stock Agreements”) (and such securities, the “Restricted Shares”), which restrictions, together with this Consideration Allocation Agreement, are intended to give effect to the allocation of the Contribution Agreement consideration agreed upon by the Grantees and Holders (as defined below).

The parties to this Consideration Allocation Agreement hereby acknowledge and agree that, solely to the extent that any Award is forfeited by a Grantee, in whole or in part, from and after the date hereof pursuant to the applicable Restricted Stock Agreement (a “Forfeited Award”), the number of Restricted Shares subject to such Forfeited Award shall be re-allocated to each of the holders set forth on Schedule I hereto (the “Holders”) as follows: (i) with respect to any forfeited MOIC Restricted Shares (as defined in the applicable Restricted Stock Agreement), including any former MOIC Restricted Shares that become Ordinary Restricted Shares (as defined in the applicable Restricted Stock Agreement) pursuant to the applicable Restricted Stock Agreement, 100% to ISQ (as defined in the applicable Restricted Stock Agreement), (ii) with respect to any forfeited Ordinary Restricted Shares, 18.53% to ISQ and the remainder of any such Ordinary Restricted Shares to the Holders (other than ISQ), pro rata in proportion to their respective percentage interests (as adjusted accordingly) as set forth opposite such Holders’ names on Schedule I hereto and (iii) with respect to any forfeited Restricted Shares not covered by clauses (i) and (ii), to each of the Holders, pro rata in proportion to their respective percentage interests as set forth opposite such Holders’ names on Schedule I hereto (collectively, the “Re-Allocation Issuances”), which Re-Allocation Issuances shall be in the form of unrestricted shares of Company Class A Common Stock (other than restrictions imposed by federal and state securities Laws or any contractual restrictions applicable to the Holders) and shall be delivered by the Company to the applicable Holder(s) quarterly, on the date that is two (2) Business Days immediately prior to the dividend record date for the applicable calendar quarter; provided, that for the avoidance of doubt, no Holder will be entitled to any shares of Company Class A Common Stock or any other class or series of capital stock of the Company under this Consideration Allocation Agreement to the extent a corresponding forfeiture of Restricted Shares does not occur. The Company shall effect all Re-Allocation Issuances hereunder by delivering one or more certificates for such shares of Company Class A Common Stock in the name of the applicable Holder(s) or by entering such shares of Company Class A Common Stock in book-entry form in the name of the applicable Holder(s), as determined by the Company Board in its sole discretion or as required by applicable Law or regulation.  The value of shares of Company Class A Common Stock delivered hereunder shall not bear any interest owing to the passage of time.  No action taken pursuant to or in accordance with this Consideration Allocation Agreement shall be construed to create a trust or a funded or secured obligation of any kind. It is acknowledged and agreed by the parties to this Consideration Allocation Agreement that any Holder’s rights to Re-Allocation Issuances under this Consideration Allocation Agreement may be Transferred (as defined in such Holder’s Restricted Stock Agreement) by such Holder to Affiliates or equity holders thereof from time to time, and the Company shall update Schedule I hereto from time to time to reflect any such Transfer.

This Consideration Allocation Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any conflict of Law provisions thereof, except to the extent Delaware Law is preempted by federal Law.

This Consideration Allocation Agreement may be executed by in counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same agreement. Counterparts may be delivered via e-mail (including PDF format with a scanned signature or any electronic signature complying with the U.S. Federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

This Consideration Allocation Agreement may not be modified or amended, and no provision hereof may be waived, except by mutual written agreement between the parties to this Consideration Allocation Agreement. The Company shall not modify, amend or waive any provision of any Restricted Stock Agreement (including accelerating the vesting of any Restricted Shares or taking action under Section 28 thereof) without the written consent of ISQ and the Blackstone Partners (as defined in the Restricted Stock Agreements).

[Signature Page Follows]

This Consideration Allocation Agreement has been entered into on the date first set forth above and signed for and on behalf of:

COMPANY:

ALTUS MIDSTREAM COMPANY

By:
Name:
Title:

Signature Page to Consideration Allocation Agreement

HOLDERS:

BUZZARD MIDSTREAM LLC

By:
Name:	Thomas Lefebvre
Title:	Authorized Person

Signature Page to Consideration Allocation Agreement

BX PERMIAN PIPELINE
AGGREGATOR, LP

By: BCP VII/BEP II Holdings Manager L.L.C., its general partner

By:
Name:	David Foley
Title:	Senior Managing Director

BCP RAPTOR AGGREGATOR, LP

By: BCP VII/BEP II Holdings Manager L.L.C., its general partner

By:
Name:	David Foley
Title:	Senior Managing Director

Signature Page to Consideration Allocation Agreement

Jamie Welch

Signature Page to Consideration Allocation Agreement

Chris Evans

Signature Page to Consideration Allocation Agreement

Tyler Milam

Signature Page to Consideration Allocation Agreement

Misty Williams

Signature Page to Consideration Allocation Agreement

Schedule I

Holder	Percentage Interest
Buzzard Midstream LLC	29.13%
BX Permian Pipeline Aggregator LP	9.67%
BCP Raptor Aggregator, LP	59.84%
Jamie Welch	0.44%
Chris Evans	0.02%
Tyler Milam	0.02%
Misty Williams	0.01%
Bob Milam	0.36%
Blake Bixler	0.17%
Curtis Clark	0.36%
Total:	100%

Schedule I

Exhibit D

RESTRICTED STOCK AGREEMENT

This Restricted Stock Agreement (this “Agreement”) is made and entered into as of February [●], 2022 (the “Effective Date”) by and among Altus Midstream Company, a Delaware corporation (the “Company” (it being understood that from and after the Closing, the Company’s name shall be “Kinetik Holdings Inc.”)), Altus Midstream LP, a Delaware limited partnership (“Altus Midstream” and together with the Company, “Altus”), and  you.  Reference is made to that certain Contribution Agreement by and among the Company, Altus Midstream, New BCP Raptor Holdco, LLC, a Delaware limited liability company, and solely for the purposes set forth therein, BCP Raptor Holdco, LP, a Delaware limited partnership (“Raptor”), dated October 21, 2021 (the “Contribution Agreement”). In connection with the transactions contemplated by the Contribution Agreement, your Raptor Class A-1, Class A-2 and Class A-3 units were exchanged for restricted shares and units of Subject Securities (as defined below), which restricted shares and units have been granted to you by Altus (through a distribution by Contributor) pursuant to this Agreement. This grant of restricted stock is not governed by the Altus Midstream Company 2019 Omnibus Compensation Plan, as amended from time to time, or by any other equity compensation plan of the Company or Altus Midstream or any of their respective affiliates. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Contribution Agreement.

NOW, THEREFORE, in consideration of and mutual covenants set forth herein and for other valuable consideration hereinafter set forth, the parties hereto agree as follows:

1. The Grant. Subject to the conditions set forth below, Altus hereby grants you (through a distribution by Contributor) effective as of the applicable Date of Grant set forth below, an award (the “Award”) consisting of the aggregate number of (i) shares of Class A common stock, par value $0.0001 per share, of the Company (“Company Class A Common Stock”) and (ii) Altus Midstream’s common units representing limited partner interests in Altus Midstream (“Common Units”) (and a corresponding number of shares of Class C common stock, par value $0.0001 per share, of the Company (“Company Class C Common Stock” and together with the Company Class A Common Stock and the Common Units, the “Subject Securities”)), in each case, set forth below, subject to certain restrictions thereon (collectively, the “Restricted Shares”), and under the terms and conditions set forth herein:

Date of Grant:	February [●], 2022

Number of Class A Shares:	1,357,531

Number of Common Units and Class C Shares:	162,783

Vesting Schedule:
The restrictions on all of the Restricted Shares granted pursuant to this Agreement will expire and the Restricted Shares will become transferable and nonforfeitable on (i) with respect to the Ordinary Restricted Shares, the fourth anniversary of the Date of Grant and (ii) with respect to the MOIC Restricted Shares, (a) upon the fourth anniversary of the Date of Grant if the MOIC Trigger has occurred prior to such date and such MOIC Restricted Shares have previously become Ordinary Restricted Shares or (b) upon the sixth anniversary of the Date of Grant  if such MOIC Restricted Shares have not been forfeited prior to such time as a result of a Transfer by ISQ as described below. If ISQ Transfers (including by way of merger) all or a portion of its Common Units, Company Class A Common Stock and/or Company Class C Common Stock in one or a series of transactions, (i) the MOIC Trigger shall be deemed to be achieved with respect to a proportionate amount of the MOIC Restricted Shares (based on percentage of shares Transferred by ISQ) (and such proportionate amount of the MOIC Restricted Shares shall become Ordinary Restricted Shares if prior to the fourth anniversary of the Date of Grant) if ISQ receives cash proceeds that would have been sufficient to cause the proportionate MOIC Trigger to be achieved based on such Transfer and all prior Transfers (A) with respect to the interests Transferred at such time, at the price of such Transfer, and (B) with respect to any interests Transferred prior to such time, at the price of such prior Transfer and (ii) a proportionate amount of the MOIC Restricted Shares (based on percentage of shares Transferred by ISQ) shall be forfeited to the Company if ISQ receives cash proceeds that would have been insufficient to cause the proportionate MOIC Trigger to be achieved based on such Transfer and all prior Transfers (A) with respect to the interests Transferred at such time, at the price of such Transfer, and (B) with respect to any interests Transferred prior to such time, at the price of such prior Transfer. To the extent any MOIC Restricted Shares become Ordinary Restricted Shares pursuant to the foregoing, the Ordinary Restricted Shares shall thereafter be subject to the other vesting and forfeiture provisions of this Agreement, as applicable.

A-1

Change of Control
Notwithstanding anything contained herein to the contrary, upon the occurrence of a Change of Control, the restrictions on all of the Restricted Shares granted pursuant to this Agreement will expire and the Restricted Shares will become transferable and nonforfeitable on the date of the Change of Control.

Termination of Employment without Cause; Resignation for Good Reason
Notwithstanding anything contained herein to the contrary, upon the termination of your employment or other service relationship with the Company or any of its Affiliates (A) by the Company or such Affiliate without Cause, (B) by you for Good Reason, in each case, then, provided that you execute within the time provided to do so (and do not revoke within any time provided to do so) a release of all claims in a form acceptable to the Company Board, the restrictions on all of the Restricted Shares granted pursuant to this Agreement will expire and the Restricted Shares will become transferable and nonforfeitable on the date of termination.

Death; Disability
Notwithstanding anything contained herein to the contrary, upon the termination of your employment or other service relationship with the Company or any of its Affiliates due to your death or Disability (as defined below), the restrictions on all of the Restricted Shares granted pursuant to this Agreement will expire and the Restricted Shares will become transferable and nonforfeitable on the date of termination.

Recapitalizations; Stock Splits
In the event of any change in the number of shares or units of Subject Securities, or securities convertible or exchangeable into or exercisable for shares or units of Subject Securities, issued and outstanding after the Effective Date, by reason of any stock or unit split, reverse stock or unit split, stock or unit dividend or distribution, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, or any other item that changes the number of Restricted Shares held, directly or indirectly, by you, the number of Restricted Shares shall automatically be equitably adjusted to reflect the effect of such change (and the calculations of the MOIC Trigger).

Definitions	As used in this Agreement, the following capitalized terms have the meanings set forth below:

“Blackstone Partners” means, collectively, BCP Raptor Aggregator, LP and BX Permian Pipeline Aggregator LP.

“Cause” shall mean, with respect to you, in the absence of an employment or other service agreement between you and the Company or any of its Affiliates otherwise defining Cause, your (i) failure or refusal to comply with a directive of the Company Board consistent with your then-current position after the Company has provided you with both written notice that such failure or refusal will be deemed to be “Cause” and a reasonable opportunity to perform; (ii) drug or alcohol abuse adversely affecting your job performance; (iii) conviction of or plea of nolo contendere to a felony or a crime of moral turpitude; (iv) act of dishonesty adversely affecting the Company or any of its Affiliates; (v) material violation of a company policy of the Company that has been supplied to you in writing; (vi) a material breach of this Agreement or any restrictive covenants with the Company or any of its Affiliates to which you are subject. In the event that there is an employment or other service agreement (including any equity award agreement) between you and the Company defining Cause, “Cause” shall have the meaning provided in such agreement.

“Change of Control” means a Change of Control Transaction or any of the following:

(a)  the acquisition, directly or indirectly, in one or a series of related transactions and however structured, including by way of any consolidation, conversion, merger or other similar business combination of any nature, of more than fifty percent (50%) of the beneficial ownership of the voting equity interests of the Company by any Person or group (other than the Permitted Owners);

(b)  the acquisition, directly or indirectly, in one or a series of related transactions and however structured, including by way of any consolidation, conversion, merger or other similar business combination of any nature, of more than fifty percent (50%) of the beneficial ownership of voting equity interests of the General Partner by any Person or group (other than the Company and the Permitted Owners);

(c)  the Company, Altus Midstream, or any of their respective Subsidiaries becoming subject to registration as an investment company pursuant to the Investment Company Act; provided that, for the avoidance of doubt, during any period that any such Person is exempt from registration under the Investment Company Act pursuant to Rule 3a-2 promulgated under the Investment Company Act, Section 3(b)(2) of the Investment Company Act, or other exemption that is or becomes available under applicable Law, such Person shall not be considered subject to registration as an investment company under the Investment Company Act;

(d) the Company ceases to directly own at least one percent (1%) of the outstanding Common Units;

2

(e)  any Transfer, directly or indirectly, in one or a series of related transactions and however structured, including by way of any consolidation, conversion, merger or other similar business combination of any nature, of Common Units in the Altus Midstream by the Company unless such Transfer would not result in the Company owning less than fifty percent (50%) of the outstanding Common Units;

(f) the Company Class A Common Stock is no longer listed or admitted to trading on a National Securities Exchange; or

(g) any dissolution, liquidation or winding-up of Altus Midstream or the General Partner;

provided, however, that neither (i) a transaction solely between Altus Midstream or any of its Subsidiaries, on the one hand, and Altus Midstream or any of its Subsidiaries, on the other hand, nor (ii) a transaction solely for the purpose of changing the jurisdiction of domicile of Altus Midstream, nor (iii) a transaction solely for the purpose of changing the form of entity of Altus Midstream, shall in each case of clauses (i), (ii) and (iii) constitute a Change of Control; provided, further, that for purposes of determining indirect ownership in clauses (a) through (b), ownership by any person or group or changes in ownership of Apache Corporation, a Delaware corporation (“APA”) or any entity Controlling APA shall not be considered indirect ownership of the Company or any of its Subsidiaries.

“Change of Control Transaction” means (a) a sale of all or substantially all of Altus Midstream’s assets determined on a consolidated basis, (b) a sale of a majority of Altus Midstream’s outstanding Common Units (other than (i) to the Company, (ii) in connection with a Common Redemption or Direct Exchange (each as defined in the Third A&R LP Agreement) in accordance with Article XI of the Third A&R LP Agreement or (iii) to the Permitted Owners) or (c) a sale of a majority of the outstanding voting securities of any Material Subsidiary of Altus Midstream; in any such case, whether by merger, recapitalization, consolidation, reorganization, combination or otherwise; provided, however, that neither (A) a transaction solely between Altus Midstream or any of its wholly-owned Subsidiaries, on the one hand, and Altus Midstream or any of its wholly-owned Subsidiaries, on the other hand, nor (B) a transaction solely for the purpose of changing the jurisdiction of domicile of Altus Midstream, nor (C) a transaction solely for the purpose of changing the form of entity of Altus Midstream, nor (D) a sale of a majority of the outstanding shares of Company Class A Common Stock, whether by merger, recapitalization, consolidation, reorganization, combination or otherwise, shall in each case of clauses (A), (B), (C) and (D) constitute a Change of Control Transaction.

“Disability” means your inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months.

“Good Reason” means, with respect to you, in the absence of an employment or other service agreement between you and the Company or any of its Affiliates otherwise defining Good Reason, (i) a material diminution in your title and responsibilities; (ii) a material reduction in your base salary or bonus opportunity, other than a pro rata reduction applicable to all similarly situated employees; or (iii) a change in the principal location of your services outside of the Houston metro area or, if elsewhere, the principal location of your services as of the date hereof (other than travel incident to your position), in each case of clauses (i) – (iii), without your prior written approval. You must provide the Company with written objection to an action constituting “Good Reason” within thirty (30) days of such action and allow the Company thirty (30) days following such notice to cure such action or obtain your written consent to such action. In the event that there is an employment or other service agreement (including an equity award agreement) between you and the Company defining Good Reason, “Good Reason” shall have the meaning provided in such agreement.

“ISQ” means Buzzard Midstream LLC, a Delaware limited liability company, and its Affiliates.

“ISQ Partner” means ISQ Global Infrastructure Fund II L.P.

“Material Subsidiary” means any direct or indirect Subsidiary of Altus Midstream that, as of any date of determination, represents more than (a) fifty percent (50%) of the consolidated net tangible assets of Altus Midstream or (b) fifty percent (50%) of the consolidated net income of Altus Midstream before interest, taxes, depreciation and amortization. For purposes of the Third A&R LP Agreement, PHP shall not be considered a Subsidiary or Material Subsidiary of Altus Midstream.

“MOIC Restricted Shares” means, 197,708 shares of Company Class A Common Stock, which are Restricted Shares as of such time; provided that (i) such number shall be adjusted proportionally with any adjustment made pursuant to this Section 1 and (ii) such number shall be reduced in accordance with this Section 1.

“MOIC Trigger” means the point in time at which ISQ has collectively received, in the aggregate, cash proceeds from the Transfer of Common Units, Company Class A Common Stock and/or Company Class C Common Stock equal to $882,887,056.14

“National Securities Exchange” means any of the following markets or exchanges: the NASDAQ Capital Market, the NASDAQ Global Market, the NASDAQ Global Select Market, the New York Stock Exchange or the NYSE American (or any successors to any of the foregoing).

“Ordinary Restricted Shares” means all of the Restricted Shares held by you as of such time less the MOIC Restricted Shares.

“Permitted Owners” means the Company and its Subsidiaries, APA and its Affiliates, the Blackstone Partners and their respective Affiliates (other than their and their Affiliates’ respective portfolio companies), and ISQ Partner and its Affiliates (other than its and their respective portfolio companies).

“PHP” means Permian Highway Pipeline LLC, a Delaware limited liability company.

“Transfer” means to transfer, sell, assign, pledge, hypothecate, give, create a security interest in or lien on, place in trust (voting or otherwise), assign or in any other way encumber or dispose of, directly or indirectly and whether or not by operation of law or for value.

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2. Escrow of Restricted Shares. Altus shall evidence the Restricted Shares in the manner that it deems appropriate. Altus may issue, or cause to be issued, in your name a certificate or certificates representing the Restricted Shares and retain that certificate or those certificates until the restrictions on such Restricted Shares expire as contemplated in Sections 1 and 5 of this Agreement or the Restricted Shares are forfeited as described in Sections 4 and 6 of this Agreement. If the Restricted Shares are evidenced by a certificate or certificates, you shall execute one or more stock powers in blank for those certificates and deliver those stock powers to Altus. Altus shall hold the Restricted Shares and the related stock powers pursuant to the terms of this Agreement, if applicable, until such time as (a) a certificate or certificates for the Restricted Shares are delivered to you, (b) the Restricted Shares are otherwise transferred to you free of restrictions, or (c) the Restricted Shares are canceled and forfeited pursuant to this Agreement.

3. Ownership of Restricted Shares. From and after the time the Restricted Shares are issued in your name, you will be entitled to all the rights of absolute ownership of the Restricted Shares, including the right to vote those shares and units and to receive dividends thereon if, as, and when declared by the Company Board or the General Partner, as applicable, subject, however, to the terms, conditions and restrictions set forth in this Agreement and that certain Dividend and Distribution Reinvestment Agreement to be entered into at Closing (the “DRIP Agreement”); provided, however, that each dividend payment will be made no later than the 30th day following the date such dividend payment is made to stockholders or unitholders generally.

4. Restrictions; Forfeiture. The Restricted Shares are restricted in that they may not be sold, transferred or otherwise alienated or hypothecated until these restrictions are removed or expire as contemplated in Sections 1 and 5 of this Agreement. The Restricted Shares are also restricted in the sense that they may be forfeited to Altus. You hereby agree that if the Restricted Shares are forfeited, as provided in Section 6, Altus shall have the right to deliver the Restricted Shares to the Company’s transfer agent (as applicable) for, at the Company’s election, cancellation or transfer to the Company, and to take such other reasonable actions as may be necessary or appropriate to reflect the forfeiture of such Restricted Shares on Altus’ books and records.

5. Expiration of Restrictions and Risk of Forfeiture. The restrictions on the Restricted Shares granted pursuant to this Agreement will expire and the Restricted Shares will become transferable and nonforfeitable as set forth in Section 1 of this Agreement, provided that you remain in the employ of, or a service provider to, the Company or any of its Affiliates until the applicable dates set forth therein.

6. Forfeiture. Except as otherwise provided in Section 1, if your employment or service relationship with the Company or its Affiliate is terminated for any reason, then those Restricted Shares for which the restrictions have not lapsed as of the date of termination shall become null and void and those Restricted Shares shall be forfeited to Altus for zero consideration. The Restricted Shares for which the restrictions have lapsed as of the date of such termination shall not be forfeited to Altus.

7. Leave of Absence. With respect to the Award, the Company may, in its sole discretion, determine that if you are on leave of absence for any reason you will be considered to still be in the employ of, or providing services for, the Company, provided that rights to the Restricted Shares during a leave of absence will be limited to the extent to which those rights were earned or vested when the leave of absence began.

8. Delivery of Restricted Shares. Promptly following the expiration of the restrictions on the Restricted Shares as contemplated in Section 5 of this Agreement, Altus shall cause to be issued and delivered to you or your designee a certificate or other evidence of the number of Restricted Shares as to which restrictions have lapsed, free of any restrictive legend relating to the lapsed restrictions, upon receipt by Altus of any tax withholding as may be requested pursuant to Section 9. The value of such Restricted Shares shall not bear any interest owing to the passage of time.

9. Payment of Taxes. To the extent that the receipt, vesting or settlement of this Award results in compensation income or wages to you for federal, state, local and/or foreign tax purposes, you shall make arrangements satisfactory to the Company or its Affiliate for the satisfaction of obligations for the payment of withholding taxes and other tax obligations relating to this Award. With respect to any required tax withholding, you may (a) direct the Company or its Affiliate to withhold from the Subject Securities to be issued to you under this Agreement the number of securities necessary to satisfy the Company’s or its Affiliate’s obligation to withhold taxes; which determination will be based on the fair market value of such securities at the time such determination is made; (b) deliver to the Company or its Affiliates shares of Company Class A Common Stock, Company Class C Common Stock or Common Units sufficient to satisfy the Company’s or its Affiliate’s tax withholding obligations, based on the applicable fair market value at the time such determination is made; (c) deliver cash to the Company or its Affiliate sufficient to satisfy its tax withholding obligations; or (d) satisfy such tax withholding through any combination of (a), (b) and (c). If you desire to elect to use the net withholding option described in subparagraph (a), you must make the election at the time and in the manner the Company or its Affiliate prescribes. The Company or its Affiliate, in the discretion of the Company or its Affiliate, may deny your request to satisfy its tax withholding obligations using a method described under subparagraph (a) or (b). In the event the Company or its Affiliate determines that the aggregate fair market value of the applicable securities withheld as payment of any tax withholding obligation is insufficient to discharge that tax withholding obligation, then you must pay to the Company or its Affiliate, in cash, the amount of that deficiency immediately upon the Company’s or its Affiliate’s request.

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10. Acknowledgement. You acknowledge and agree that (a) you are not relying upon any determination by the Company, Altus Midstream, their respective Affiliates, or any of their respective employees, directors, officers, attorneys or agents (collectively, the “Company Parties”) of the Fair Market Value (as defined below) of the Subject Securities on the Effective Date, (b) you are not relying upon any written or oral statement or representation of the Company Parties regarding the tax effects associated with your execution of this Agreement and your receipt, holding and vesting of the Restricted Shares, and (c) in deciding to enter into this Agreement, you are relying on your own judgment and the judgment of the professionals of your choice with whom you have consulted. You hereby release, acquit and forever discharge the Company Parties from all actions, causes of actions, suits, debts, obligations, liabilities, claims, damages, losses, costs and expenses of any nature whatsoever, known or unknown, on account of, arising out of, or in any way related to the tax effects associated with your execution of the Agreement and your receipt, holding and exercise of the Restricted Shares. For purposes of this Agreement, “Fair Market Value” means, as of any specified date, (i) if any of the Subject Securities are listed on a national securities exchange, the closing sales price of such Subject Securities as reported on the stock exchange composite tape on that date (or if no sales occur on that date, on the last preceding date on which such sales of such Subject Securities are so reported); (ii) if any Subject Securities are not traded on a national securities exchange but are traded over the counter at the time a determination of their fair market value is required to be made, the average between the reported closing bid and asked prices of such Subject Securities on the most recent date on which such Subject Securities were publicly traded; or (iii) in the event any Subject Securities are not publicly traded at the time a determination of their value is required to be made, the amount determined by the Board in its discretion in such manner as it deems appropriate, taking into consideration all factors the Company Board deems appropriate including without limitation, the limitations or requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations promulgated thereunder.

11. Section 83(b). You understand and acknowledge that you should consult with your tax advisor regarding the advisability of filing with the Internal Revenue Service an election under section 83(b) of the Code in the form attached hereto as Exhibit A with respect to the Restricted Shares for which the restrictions have not lapsed. This election must be filed no later than 30 days after the applicable Date of Grant set forth in Section 1 of this Agreement. This time period cannot be extended. You acknowledge (a) that you have been advised to consult with a tax advisor regarding the tax consequences of the Award of the Restricted Shares and (b) that timely filing of a Section 83(b) election is your sole responsibility, even if you request the Company or its representative to file such election on your behalf.

12. Compliance with Securities Law. Notwithstanding any provision of this Agreement to the contrary, the issuance of Subject Securities (including Restricted Shares) will be subject to compliance with all applicable requirements of federal, state, or foreign law with respect to such securities and with the requirements of any stock exchange or market system upon which any of the Subject Securities may then be listed. No Subject Securities will be issued hereunder if such issuance would constitute a violation of any applicable federal, state, or foreign securities laws or other law or regulations or the requirements of any stock exchange or market system upon which any of the Subject Securities may then be listed. In addition, Subject Securities will not be issued hereunder unless (a) a registration statement under the Securities Act of 1933, as amended (the “Act”), is at the time of issuance in effect with respect to the shares or units issued or (b) in the opinion of legal counsel to Altus, the shares or units issued may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Act. The inability of Altus to obtain from any regulatory body having jurisdiction the authority, if any, deemed by Altus’ legal counsel to be necessary to the lawful issuance and sale of any shares or units subject to the Award will relieve Altus of any liability in respect of the failure to issue such shares or units as to which such requisite authority has not been obtained. As a condition to any issuance hereunder, Altus may require you to satisfy any qualifications that may be necessary or appropriate to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect to such compliance as may be requested by Altus. From time to time, the Company Board, the General Partner and appropriate officers of the Company and Altus Midstream are authorized to undertake (or cause to be undertaken) the actions necessary and appropriate to file required documents with governmental authorities, stock exchanges, and other appropriate persons to make shares and/or units of Subject Securities available for issuance.

13. Legends. Altus shall place, or cause to be placed, legends referencing the restrictions imposed on the shares and units pursuant to this Agreement on all certificates representing shares and units issued with respect to this Award.

14. Right of the Company to Terminate Services. Nothing in this Agreement confers upon you the right to continue in performing services for the Company or any of its Affiliates, or interfere in any way with the rights of the Company or such Affiliate to terminate your service relationship at any time.

15. Furnish Information. You agree to furnish to Altus all information requested by Altus to enable it to comply with any reporting or other requirements imposed upon Altus by or under any applicable statute or regulation.

16. Remedies. The parties to this Agreement shall be entitled to recover from each other reasonable attorneys’ fees incurred in connection with the successful enforcement of the terms and provisions of this Agreement whether by an action to enforce specific performance or for damages for its breach or otherwise.

17. No Liability for Good Faith Determinations. The Company, Altus Midstream, the members of the Company Board and the General Partner shall not be liable for any act, omission or determination taken or made in good faith with respect to this Agreement or the Restricted Shares granted hereunder.

18. Execution of Receipts and Releases. Any payment of cash or any issuance or transfer of shares or units of Subject Securities or other property to you, or to your legal representative, heir, legatee or distributee, in accordance with the provisions hereof, shall, to the extent thereof, be in full satisfaction of all claims of such Persons hereunder. Altus may require you or your legal representative, heir, legatee or distributee, as a condition precedent to such payment or issuance, to execute a release and receipt therefor in such form as it shall determine.

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19. No Guarantee of Interests. The Company Board, the General Partner, the Company and Altus Midstream do not guarantee the Subject Securities from loss or depreciation.

20. Notice. All notices required or permitted under this Agreement must be in writing and personally delivered or sent by mail and shall be deemed to be delivered on the date on which it is actually received by the person to whom it is properly addressed or if earlier the date it is sent via certified United States mail.

21. Waiver of Notice. Any person entitled to notice hereunder may waive such notice in writing.

22. Information Confidential. As partial consideration for the granting of the Award hereunder, you hereby agree to keep confidential all information and knowledge, except that which has been disclosed in any public filings required by law, that you have relating to the terms and conditions of this Agreement; provided, however, that such information may be disclosed as required by law and may be given in confidence to your spouse and tax and financial advisors. In the event any breach of this promise comes to the attention of the Altus, it shall take into consideration that breach in determining whether to recommend the grant of any future similar award to you, as a factor weighing against the advisability of granting any such future award to you.

23. Successors. This Agreement shall be binding upon you, your legal representatives, heirs, legatees and distributees, and upon the Company and Altus Midstream, and their respective successors and assigns.

24. Severability. If any provision of this Agreement is held to be illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining provisions hereof, but such provision shall be fully severable and this Agreement shall be construed and enforced as if the illegal or invalid provision had never been included herein.

25. Altus Action. Any action required of the Company shall be by resolution of the Company Board or by a person or entity authorized to act by resolution of the Company Board. Any action required of Altus Midstream shall be by resolution of the General Partner or by a person or entity authorized to act by resolution of the General Partner.

26. Headings. The titles and headings of Sections are included for convenience of reference only and are not to be considered in construction of the provisions hereof.

27. Governing Law. All questions arising with respect to the provisions of this Agreement shall be determined by application of the laws of Delaware, without giving any effect to any conflict of law provisions thereof, except to the extent Delaware state law is preempted by federal law. The obligation of Altus to sell and deliver Subject Securities hereunder is subject to applicable laws and to the approval of any governmental authority required in connection with the authorization, issuance, sale, or delivery of such Subject Securities.

28. Authority of the Company Board; Amendment. This Agreement and the Award granted hereunder shall be administered by the Company Board. Subject to the restrictions set forth expressly herein and in accordance with that certain Consideration Allocation Agreement, dated as of the Effective Date (the “CAA”), the Company Board shall have the authority, in its sole and absolute discretion, to (a) adopt, amend, and rescind administrative and interpretive rules and regulations relating to this Agreement; (b) accelerate the time of vesting of the Restricted Shares; (c) construe this Agreement and the Award; (d) make determinations of the Fair Market Value of the Subject Securities; (e) delegate its duties under this Agreement to such agents as it may appoint from time to time; (f) terminate, modify, or amend this Agreement, provided that, no amendment or termination may decrease your rights inherent in the Award prior to such amendment without your express written permission except to the extent such amendment is necessary to comply with applicable laws and regulations and to conform the provisions of this Agreement to any change thereto; and (g) make all other determinations, perform all other acts, and exercise all other powers and authority necessary or advisable for administering this Agreement, including the delegation of those ministerial acts and responsibilities as the appropriate. Subject to the restrictions set forth expressly herein and in accordance with the CAA, the Company Board may correct any defect, supply any omission, or reconcile any inconsistency in this Agreement in the manner and to the extent it deems necessary or desirable to carry the Agreement into effect, and the Company Board shall be the sole and final judge of that necessity or desirability. Subject to the restrictions set forth expressly herein and in accordance with the CAA, the determinations of the Company Board on the matters referred to in this Section 28 shall be final and conclusive.

29. DRIP Agreement. The Restricted Shares shall be subject to the terms and provisions of the DRIP Agreement in all respects.

[Signature Page Follows]

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ALTUS MIDSTREAM COMPANY

By:
Name:
Title:

ALTUS MIDSTREAM LP

By: Altus Midstream GP LLC, itsGeneral Partner

By:
Name:
Title:

Signature Page to
Restricted Stock Agreement

Jamie Welch

Signature Page to
Restricted Stock Agreement

Exhibit A

Section 83(b) Election Form

The undersigned hereby makes an election pursuant to Section 83(b) of the Internal Revenue Code with respect to the property described below and supplies the following information in accordance with the regulations promulgated thereunder:

1.	The name, social security number and address of the undersigned (the “Taxpayer”), and the taxable year for which this election is being made are:

Taxpayer’s Name: _____________________

Taxpayer’s Social Security Number:                 -            -

Taxpayer’s Address: ____________________

Taxable Year:   Calendar Year 2022

2.
The property that is the subject of this election is [______] restricted [limited partnership interests] in [Partnership Name] and [______] restricted shares of [common stock] in [Company Name], a Delaware corporation.

3.	The property was transferred to the Taxpayer on __________ __, 2022.

4.	The property is subject to the following restrictions: [__________]

5.
The fair market value of the property at the time of transfer (determined without regard to any restriction other than a nonlapse restriction as defined in Section 1.83-3(h) of the Income Tax Regulations) is $___ per share.

6.	The amount paid by the Taxpayer for the property is $0.00 per share.

7.	The amount to include in gross income is $0.00.

The undersigned taxpayer will file this election with the Internal Revenue Service office with which the taxpayer files his or her annual income tax return not later than 30 days after the date of transfer of the property.  A copy of the election also will be furnished to the person for whom the services were performed.  The undersigned is the person performing the services in connection with which the property was transferred.

Dated: ___________________Taxpayer’s Signature _______________________

Exhibit A

Exhibit E

RESTRICTED STOCK AGREEMENT

This Restricted Stock Agreement (this “Agreement”) is made and entered into as of February 21, 2022 (the “Effective Date”) by and between Altus Midstream Company, a Delaware corporation (the “Company” (it being understood that from and after the Closing, the Company’s name shall be “Kinetik Holdings Inc.”)), and [●] (“you”).  Reference is made to that certain Contribution Agreement by and among the Company, Altus Midstream LP, a Delaware limited partnership (“Altus Midstream”), New BCP Raptor Holdco, LLC, a Delaware limited liability company, and solely for the purposes set forth therein, BCP Raptor Holdco, LP, a Delaware limited partnership (“Raptor”), dated October 21, 2021 (the “Contribution Agreement”). In connection with the transactions contemplated by the Contribution Agreement, your Raptor Class A-1 and Class A-2 units were exchanged for restricted shares of Stock (as defined), which restricted shares have been granted to you by the Company (through a distribution by Contributor) pursuant to this Agreement. This grant of restricted stock is not governed by the Altus Midstream Company 2019 Omnibus Compensation Plan, as amended from time to time, or by any other equity compensation plan of the Company or any of their respective affiliates. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Contribution Agreement.

NOW, THEREFORE, in consideration of and mutual covenants set forth herein and for other valuable consideration hereinafter set forth, the parties hereto agree as follows:

1. The Grant. Subject to the conditions set forth below, the Company hereby grants you (through a distribution by Contributor) effective as of the applicable Date of Grant set forth below, an award (the “Award”) consisting of the aggregate number of shares of the Class A common stock, par value $0.0001 per share, of the Company (“Stock”) set forth below, subject to certain restrictions thereon (the “Restricted Shares”), and under the terms and conditions set forth herein:

Date of Grant:	February 25, 2022

Number of Shares:	[●]

Vesting Schedule:
The restrictions on all of the Restricted Shares granted pursuant to this Agreement will expire and the Restricted Shares will become transferable and nonforfeitable on the third anniversary of the Date of Grant so long as you remain continuously employed by, or continuously provide services to, the Company or any of its Affiliates from the Date of Grant through such vesting date.

Change of Control
Notwithstanding anything contained herein to the contrary, upon the occurrence of a Change of Control, the restrictions on all of the Restricted Shares granted pursuant to this Agreement will expire and the Restricted Shares will become transferable and nonforfeitable on the date of the Change of Control.

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Termination of Employment without Cause; Resignation for Good Reason
Notwithstanding anything contained herein to the contrary, upon the termination of your employment or other service relationship with the Company or any of its Affiliates (A) by the Company or such Affiliate without Cause, (B) by you for Good Reason, in each case, then, provided that you execute within the time provided to do so (and do not revoke within any time provided to do so) a release of all claims in a form acceptable to the Company Board, the restrictions on all of the Restricted Shares granted pursuant to this Agreement will expire and the Restricted Shares will become transferable and nonforfeitable on the date of termination.

Death; Disability
Notwithstanding anything contained herein to the contrary, upon the termination of your employment or other service relationship with the Company or any of its Affiliates due to your death or Disability (as defined below), the restrictions on all of the Restricted Shares granted pursuant to this Agreement will expire and the Restricted Shares will become transferable and nonforfeitable on the date of termination.

Recapitalizations; Stock Splits
In the event of any change in the number of shares of Stock, or securities convertible or exchangeable into or exercisable for shares of Stock, issued and outstanding after the Effective Date, by reason of any stock or unit split, reverse stock or unit split, stock or unit dividend or distribution, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, or any other item that changes the number of Restricted Shares held, directly or indirectly, by you, the number of Restricted Shares shall automatically be equitably adjusted to reflect the effect of such change.

Definitions
As used in this Agreement, the following capitalized terms have the meanings set forth below:

“Blackstone Partners” means, collectively, BCP Raptor Aggregator, LP and BX Permian Pipeline Aggregator LP.

“Cause” shall mean, with respect to you, in the absence of an employment or other service agreement between you and the Company or any of its Affiliates otherwise defining Cause, your (i) failure or refusal to comply with a directive of the Company Board consistent with your then-current position after the Company has provided you with both written notice that such failure or refusal will be deemed to be “Cause” and a reasonable opportunity to perform; (ii) drug or alcohol abuse adversely affecting your job performance; (iii) conviction of or plea of nolo contendere to a felony or a crime of moral turpitude; (iv) act of dishonesty adversely affecting the Company or any of its Affiliates; (v) material violation of a company policy of the Company that has been supplied to you in writing; (vi) a material breach of this Agreement or any restrictive covenants with the Company or any of its Affiliates to which you are subject. In the event that there is an employment or other service agreement (including any equity award agreement) between you and the Company defining Cause, “Cause” shall have the meaning provided in such agreement.

“Change of Control” means a Change of Control Transaction or any of the following:

(a)  the acquisition, directly or indirectly, in one or a series of related transactions and however structured, including by way of any consolidation, conversion, merger or other similar business combination of any nature, of more than fifty percent (50%) of the beneficial ownership of the voting equity interests of the Company by any Person or group (other than the Permitted Owners);

(b)  the acquisition, directly or indirectly, in one or a series of related transactions and however structured, including by way of any consolidation, conversion, merger or other similar business combination of any nature, of more than fifty percent (50%) of the beneficial ownership of voting equity interests of the General Partner by any Person or group (other than the Company and the Permitted Owners);

(c)  the Company, Altus Midstream, or any of their respective Subsidiaries becoming subject to registration as an investment company pursuant to the Investment Company Act; provided that, for the avoidance of doubt, during any period that any such Person is exempt from registration under the Investment Company Act pursuant to Rule 3a-2 promulgated under the Investment Company Act, Section 3(b)(2) of the Investment Company Act, or other exemption that is or becomes available under applicable Law, such Person shall not be considered subject to registration as an investment company under the Investment Company Act;

(d)  the Company ceases to directly own at least one percent (1%) of the outstanding Common Units;

(e)  any Transfer, directly or indirectly, in one or a series of related transactions and however structured, including by way of any consolidation, conversion, merger or other similar business combination of any nature, of Common Units in the Altus Midstream by the Company unless such Transfer would not result in the Company owning less than fifty percent (50%) of the outstanding Common Units;

(f)  the Stock is no longer listed or admitted to trading on a National Securities Exchange; or

(g)  any dissolution, liquidation or winding-up of Altus Midstream or the General Partner;

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provided, however, that neither (i) a transaction solely between Altus Midstream or any of its Subsidiaries, on the one hand, and Altus Midstream or any of its Subsidiaries, on the other hand, nor (ii) a transaction solely for the purpose of changing the jurisdiction of domicile of Altus Midstream, nor (iii) a transaction solely for the purpose of changing the form of entity of Altus Midstream, shall in each case of clauses (i), (ii) and (iii) constitute a Change of Control; provided, further, that for purposes of determining indirect ownership in clauses (a) through (b), ownership by any person or group or changes in ownership of Apache Corporation, a Delaware corporation (“APA”) or any entity Controlling APA shall not be considered indirect ownership of the Company or any of its Subsidiaries.

“Change of Control Transaction” means (a) a sale of all or substantially all of Altus Midstream’s assets determined on a consolidated basis, (b) a sale of a majority of Altus Midstream’s outstanding Common Units (other than (i) to the Company, (ii) in connection with a Common Redemption or Direct Exchange (each as defined in the Third A&R LP Agreement) in accordance with Article XI of the Third A&R LP Agreement or (iii) to the Permitted Owners) or (c) a sale of a majority of the outstanding voting securities of any Material Subsidiary of Altus Midstream; in any such case, whether by merger, recapitalization, consolidation, reorganization, combination or otherwise; provided, however, that neither (A) a transaction solely between Altus Midstream or any of its wholly-owned Subsidiaries, on the one hand, and Altus Midstream or any of its wholly-owned Subsidiaries, on the other hand, nor (B) a transaction solely for the purpose of changing the jurisdiction of domicile of Altus Midstream, nor (C) a transaction solely for the purpose of changing the form of entity of Altus Midstream, nor (D) a sale of a majority of the outstanding shares of Stock, whether by merger, recapitalization, consolidation, reorganization, combination or otherwise, shall in each case of clauses (A), (B), (C) and (D) constitute a Change of Control Transaction.

“Disability” means your inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months.

“Good Reason” means, with respect to you, in the absence of an employment or other service agreement between you and the Company or any of its Affiliates otherwise defining Good Reason, (i) a material diminution in your title and responsibilities; (ii) a material reduction in your base salary or bonus opportunity, other than a pro rata reduction applicable to all similarly situated employees; or (iii) a change in the principal location of your services outside of the Houston metro area or, if elsewhere, the principal location of your services as of the date hereof (other than travel incident to your position), in each case of clauses (i) – (iii), without your prior written approval. You must provide the Company with written objection to an action constituting “Good Reason” within thirty (30) days of such action and allow the Company thirty (30) days following such notice to cure such action or obtain your written consent to such action. In the event that there is an employment or other service agreement (including an equity award agreement) between you and the Company defining Good Reason, “Good Reason” shall have the meaning provided in such agreement.

“ISQ Partner” means ISQ Global Infrastructure Fund II L.P.

“Material Subsidiary” means any direct or indirect Subsidiary of Altus Midstream that, as of any date of determination, represents more than (a) fifty percent (50%) of the consolidated net tangible assets of Altus Midstream or (b) fifty percent (50%) of the consolidated net income of Altus Midstream before interest, taxes, depreciation and amortization. For purposes of the Third A&R LP Agreement, PHP shall not be considered a Subsidiary or Material Subsidiary of Altus Midstream.

“National Securities Exchange” means any of the following markets or exchanges: the NASDAQ Capital Market, the NASDAQ Global Market, the NASDAQ Global Select Market, the New York Stock Exchange or the NYSE American (or any successors to any of the foregoing).

“Permitted Owners” means the Company and its Subsidiaries, APA and its Affiliates, the Blackstone Partners and their respective Affiliates (other than their and their Affiliates’ respective portfolio companies), and ISQ Partner and its Affiliates (other than its and their respective portfolio companies).

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“PHP” means Permian Highway Pipeline LLC, a Delaware limited liability company.

“Transfer” means to transfer, sell, assign, pledge, hypothecate, give, create a security interest in or lien on, place in trust (voting or otherwise), assign or in any other way encumber or dispose of, directly or indirectly and whether or not by operation of law or for value.

2. Escrow of Restricted Shares. The Company shall evidence the Restricted Shares in the manner that it deems appropriate. The Company may issue, or cause to be issued, in your name a certificate or certificates representing the Restricted Shares and retain that certificate or those certificates until the restrictions on such Restricted Shares expire as contemplated in Sections 1 and 5 of this Agreement or the Restricted Shares are forfeited as described in Sections 4 and 6 of this Agreement. If the Restricted Shares are evidenced by a certificate or certificates, you shall execute one or more stock powers in blank for those certificates and deliver those stock powers to the Company. The Company shall hold the Restricted Shares and the related stock powers pursuant to the terms of this Agreement, if applicable, until such time as (a) a certificate or certificates for the Restricted Shares are delivered to you, (b) the Restricted Shares are otherwise transferred to you free of restrictions, or (c) the Restricted Shares are canceled and forfeited pursuant to this Agreement.

3. Ownership of Restricted Shares. From and after the time the Restricted Shares are issued in your name, you will be entitled to all the rights of absolute ownership of the Restricted Shares, including the right to vote those shares and to receive dividends thereon if, as, and when declared by the Company Board, subject, however, to the terms, conditions and restrictions set forth in this Agreement and that certain Dividend and Distribution Reinvestment Agreement to be entered into at Closing (the “DRIP Agreement”); provided, however, that each dividend payment will be made no later than the 30th day following the date such dividend payment is made to stockholders generally.

4. Restrictions; Forfeiture. The Restricted Shares are restricted in that they may not be sold, transferred or otherwise alienated or hypothecated until these restrictions are removed or expire as contemplated in Sections 1 and 5 of this Agreement. The Restricted Shares are also restricted in the sense that they may be forfeited to the Company. You hereby agree that if the Restricted Shares are forfeited, as provided in Section 6, the Company shall have the right to deliver the Restricted Shares to the Company’s transfer agent for, at the Company’s election, cancellation or transfer to the Company.

5. Expiration of Restrictions and Risk of Forfeiture. The restrictions on the Restricted Shares granted pursuant to this Agreement will expire and the Restricted Shares will become transferable and nonforfeitable as set forth in Section 1 of this Agreement, provided that you remain in the employ of, or a service provider to, the Company or any of its Affiliates until the applicable dates set forth therein.

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6. Forfeiture. Except as otherwise provided in Section 1, if your employment or service relationship with the Company or its Affiliate is terminated for any reason, then those Restricted Shares for which the restrictions have not lapsed as of the date of termination shall become null and void and those Restricted Shares shall be forfeited to the Company for zero consideration. The Restricted Shares for which the restrictions have lapsed as of the date of such termination shall not be forfeited to the Company.

7. Leave of Absence. With respect to the Award, the Company may, in its sole discretion, determine that if you are on leave of absence for any reason you will be considered to still be in the employ of, or providing services for, the Company, provided that rights to the Restricted Shares during a leave of absence will be limited to the extent to which those rights were earned or vested when the leave of absence began.

8. Delivery of Stock. Promptly following the expiration of the restrictions on the Restricted Shares as contemplated in Section 5 of this Agreement, the Company shall cause to be issued and delivered to you or your designee a certificate or other evidence of the number of Restricted Shares as to which restrictions have lapsed, free of any restrictive legend relating to the lapsed restrictions, upon receipt by the Company of any tax withholding as may be requested pursuant to Section 9. The value of such Restricted Shares shall not bear any interest owing to the passage of time.

9. Payment of Taxes. To the extent that the receipt, vesting or settlement of this Award results in compensation income or wages to you for federal, state, local and/or foreign tax purposes, you shall make arrangements satisfactory to the Company or its Affiliate for the satisfaction of obligations for the payment of withholding taxes and other tax obligations relating to this Award. With respect to any required tax withholding, you may (a) direct the Company or its Affiliate to withhold, or have withheld, from the shares of Stock to be issued to you under this Agreement the number of shares necessary to satisfy the Company’s or its Affiliate’s obligation to withhold taxes; which determination will be based on the shares’ Fair Market Value at the time such determination is made; (b) deliver to the Company or its Affiliate shares of Stock sufficient to satisfy the Company’s or its Affiliate’s tax withholding obligations, based on the shares’ Fair Market Value at the time such determination is made; (c) deliver cash to the Company or its Affiliate sufficient to satisfy its tax withholding obligations; or (d) satisfy such tax withholding through any combination of (a), (b) and (c). If you desire to elect to use the net withholding option described in subparagraph (a), you must make the election at the time and in the manner the Company or its Affiliate prescribes. The Company or its Affiliate, in the discretion of the Company or its Affiliate, may deny your request to satisfy its tax withholding obligations using a method described under subparagraph (a) or (b). In the event the Company or its Affiliate determines that the aggregate Fair Market Value of the shares of Stock withheld as payment of any tax withholding obligation is insufficient to discharge that tax withholding obligation, then you must pay to the Company or its Affiliate, in cash, the amount of that deficiency immediately upon the Company’s or its Affiliate’s request.

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10. Acknowledgement. You acknowledge and agree that (a) you are not relying upon any determination by the Company, its Affiliates, or any of their respective employees, directors, officers, attorneys or agents (collectively, the “Company Parties”) of the Fair Market Value (as defined below) of the Stock on the Effective Date, (b) you are not relying upon any written or oral statement or representation of the Company Parties regarding the tax effects associated with your execution of this Agreement and your receipt, holding and vesting of the Restricted Shares, and (c) in deciding to enter into this Agreement, you are relying on your own judgment and the judgment of the professionals of your choice with whom you have consulted. You hereby release, acquit and forever discharge the Company Parties from all actions, causes of actions, suits, debts, obligations, liabilities, claims, damages, losses, costs and expenses of any nature whatsoever, known or unknown, on account of, arising out of, or in any way related to the tax effects associated with your execution of the Agreement and your receipt, holding and exercise of the Restricted Shares. For purposes of this Agreement, “Fair Market Value” means, as of any specified date, (i) if the Stock is listed on a national securities exchange, the closing sales price of the Stock as reported on the stock exchange composite tape on that date (or if no sales occur on that date, on the last preceding date on which such sales of the Stock are so reported); (ii) if the Stock is not traded on a national securities exchange but is traded over the counter at the time a determination of its fair market value is required to be made, the average between the reported closing bid and asked prices of Stock on the most recent date on which Stock was publicly traded; or (iii) in the event Stock is not publicly traded at the time a determination of its value is required to be made, the amount determined by the Board in its discretion in such manner as it deems appropriate, taking into consideration all factors the Company Board deems appropriate including without limitation, the limitations or requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations promulgated thereunder.

11. Section 83(b). You understand and acknowledge that you should consult with your tax advisor regarding the advisability of filing with the Internal Revenue Service an election under section 83(b) of the Code in the form attached hereto as Exhibit A with respect to the Restricted Shares for which the restrictions have not lapsed. This election must be filed no later than 30 days after the applicable Date of Grant set forth in Section 1 of this Agreement. This time period cannot be extended. You acknowledge (a) that you have been advised to consult with a tax advisor regarding the tax consequences of the Award of the Restricted Shares and (b) that timely filing of a Section 83(b) election is your sole responsibility, even if you request the Company or its representative to file such election on your behalf.

12. Compliance with Securities Law. Notwithstanding any provision of this Agreement to the contrary, the issuance of Stock (including Restricted Shares) will be subject to compliance with all applicable requirements of federal, state, or foreign law with respect to such securities and with the requirements of any stock exchange or market system upon which the Stock may then be listed. No Stock will be issued hereunder if such issuance would constitute a violation of any applicable federal, state, or foreign securities laws or other law or regulations or the requirements of any stock exchange or market system upon which the Stock may then be listed. In addition, Stock will not be issued hereunder unless (a) a registration statement under the Securities Act of 1933, as amended (the “Act”), is at the time of issuance in effect with respect to the shares issued or (b) in the opinion of legal counsel to the Company, the shares issued may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Act. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company’s legal counsel to be necessary to the lawful issuance and sale of any shares subject to the Award will relieve the Company of any liability in respect of the failure to issue such shares as to which such requisite authority has not been obtained. As a condition to any issuance hereunder, the Company may require you to satisfy any qualifications that may be necessary or appropriate to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect to such compliance as may be requested by the Company. From time to time, the Company Board and appropriate officers of the Company are authorized to undertake (or cause to be undertaken) the actions necessary and appropriate to file required documents with governmental authorities, stock exchanges, and other appropriate persons to make shares of Stock available for issuance.

13. Legends. The Company shall place, or cause to be placed, legends referencing the restrictions imposed on the shares pursuant to this Agreement on all certificates representing shares issued with respect to this Award.

14. Right of the Company to Terminate Services. Nothing in this Agreement confers upon you the right to continue in performing services for the Company or any of its Affiliates, or interfere in any way with the rights of the Company or such Affiliate to terminate your service relationship at any time.

15. Furnish Information. You agree to furnish to the Company all information requested by the Company to enable it to comply with any reporting or other requirements imposed upon the Company by or under any applicable statute or regulation.

16. Remedies. The parties to this Agreement shall be entitled to recover from each other reasonable attorneys’ fees incurred in connection with the successful enforcement of the terms and provisions of this Agreement whether by an action to enforce specific performance or for damages for its breach or otherwise.

17. No Liability for Good Faith Determinations. The Company and the members of the Company Board shall not be liable for any act, omission or determination taken or made in good faith with respect to this Agreement or the Restricted Shares granted hereunder.

18. Execution of Receipts and Releases. Any payment of cash or any issuance or transfer of shares of Stock or other property to you, or to your legal representative, heir, legatee or distributee, in accordance with the provisions hereof, shall, to the extent thereof, be in full satisfaction of all claims of such Persons hereunder. The Company may require you or your legal representative, heir, legatee or distributee, as a condition precedent to such payment or issuance, to execute a release and receipt therefor in such form as it shall determine.

19. No Guarantee of Interests. The Company Board and the Company do not guarantee the Stock from loss or depreciation.

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20. Notice. All notices required or permitted under this Agreement must be in writing and personally delivered or sent by mail and shall be deemed to be delivered on the date on which it is actually received by the person to whom it is properly addressed or if earlier the date it is sent via certified United States mail.

21. Waiver of Notice. Any person entitled to notice hereunder may waive such notice in writing.

22. Information Confidential. As partial consideration for the granting of the Award hereunder, you hereby agree to keep confidential all information and knowledge, except that which has been disclosed in any public filings required by law, that you have relating to the terms and conditions of this Agreement; provided, however, that such information may be disclosed as required by law and may be given in confidence to your spouse and tax and financial advisors. In the event any breach of this promise comes to the attention of the Company, it shall take into consideration that breach in determining whether to recommend the grant of any future similar award to you, as a factor weighing against the advisability of granting any such future award to you.

23. Successors. This Agreement shall be binding upon you, your legal representatives, heirs, legatees and distributees, and upon the Company, its successors and assigns.

24. Severability. If any provision of this Agreement is held to be illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining provisions hereof, but such provision shall be fully severable and this Agreement shall be construed and enforced as if the illegal or invalid provision had never been included herein.

25. Company Action. Any action required of the Company shall be by resolution of the Company Board or by a person or entity authorized to act by resolution of the Company Board.

26. Headings. The titles and headings of Sections are included for convenience of reference only and are not to be considered in construction of the provisions hereof.

27. Governing Law. All questions arising with respect to the provisions of this Agreement shall be determined by application of the laws of Delaware, without giving any effect to any conflict of law provisions thereof, except to the extent Delaware state law is preempted by federal law. The obligation of the Company to sell and deliver Stock hereunder is subject to applicable laws and to the approval of any governmental authority required in connection with the authorization, issuance, sale, or delivery of such Stock.

28. Authority of the Company Board; Amendment. This Agreement and the Award granted hereunder shall be administered by the Company Board. Subject to the restrictions set forth expressly herein and in accordance with that certain Consideration Allocation Agreement, dated as of the Effective Date (the “CAA”), the Company Board shall have the authority, in its sole and absolute discretion, to (a) adopt, amend, and rescind administrative and interpretive rules and regulations relating to this Agreement; (b) accelerate the time of vesting of the Restricted Shares; (c) construe this Agreement and the Award; (d) make determinations of the Fair Market Value of the Stock; (e) delegate its duties under this Agreement to such agents as it may appoint from time to time; (f) terminate, modify, or amend this Agreement, provided that, no amendment or termination may decrease your rights inherent in the Award prior to such amendment without your express written permission except to the extent such amendment is necessary to comply with applicable laws and regulations and to conform the provisions of this Agreement to any change thereto; and (g) make all other determinations, perform all other acts, and exercise all other powers and authority necessary or advisable for administering this Agreement, including the delegation of those ministerial acts and responsibilities as the appropriate. Subject to the restrictions set forth expressly herein and in accordance with the CAA, the Company Board may correct any defect, supply any omission, or reconcile any inconsistency in this Agreement in the manner and to the extent it deems necessary or desirable to carry the Agreement into effect, and the Company Board shall be the sole and final judge of that necessity or desirability. Subject to the restrictions set forth expressly herein and in accordance with the CAA, the determinations of the Company Board on the matters referred to in this Section 28 shall be final and conclusive.

29. DRIP Agreement. The Restricted Shares shall be subject to the terms and provisions of the DRIP Agreement in all respects.

Note: You are not required to execute this Agreement in order to accept the Award and the grant of the Restricted Shares hereunder. To refuse the Award and reject the grant of the Restricted Shares hereunder, please provide written notice to: 2700 Post Oak Blvd., Suite 300, Houston, Texas 77056, Attention: General Counsel, no later than the Date of Grant.

[Signature Page Follows]

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ALTUS MIDSTREAM COMPANY

By:
Name:
Title:

Signature Page to
Altus Midstream Company
Restricted Stock Agreement

Exhibit A

Section 83(b) Election Form

The undersigned hereby makes an election pursuant to Section 83(b) of the Internal Revenue Code with respect to the property described below and supplies the following information in accordance with the regulations promulgated thereunder:

1.	The name, social security number and address of the undersigned (the “Taxpayer”), and the taxable year for which this election is being made are:

Taxpayer’s Name: _____________________

Taxpayer’s Social Security Number:                 -            -

Taxpayer’s Address: ____________________

Taxable Year:   Calendar Year 2022

2.
The property that is the subject of this election is [______] restricted [limited partnership interests] in [Partnership Name] and [______] restricted shares of [common stock] in [Company Name], a Delaware corporation.

3.	The property was transferred to the Taxpayer on __________ __, 2022.

4.	The property is subject to the following restrictions: [__________]

5.
The fair market value of the property at the time of transfer (determined without regard to any restriction other than a nonlapse restriction as defined in Section 1.83-3(h) of the Income Tax Regulations) is $___ per share.

6.	The amount paid by the Taxpayer for the property is $0.00 per share.

7.	The amount to include in gross income is $0.00.

The undersigned taxpayer will file this election with the Internal Revenue Service office with which the taxpayer files his or her annual income tax return not later than 30 days after the date of transfer of the property.  A copy of the election also will be furnished to the person for whom the services were performed.  The undersigned is the person performing the services in connection with which the property was transferred.

Dated: ___________________Taxpayer’s Signature _______________________

Exhibit A

Exhibit K

February 25, 2022

Buzzard Midstream LLC
600 Brickell Avenue, PH
Miami, FL 33131

Re: Tag Right

Ladies and Gentlemen:

This letter agreement (this “Agreement”) is entered into by and among BCP Raptor Aggregator, LP, a Delaware limited partnership (“Raptor Aggregator”), BX Permian Pipeline Aggregator LP, a Delaware limited partnership (“BX Permian Aggregator” and, together with Raptor Aggregator, collectively, the “BX Parties”) and Buzzard Midstream LLC, a Delaware limited liability company (“Buzzard”). Reference is made to that certain Contribution Agreement by and among Altus Midstream Company, a Delaware corporation (the “Company”), Altus Midstream LP, a Delaware limited partnership, New BCP Raptor Holdco, LLC, a Delaware limited liability company, and solely for the purposes set forth therein, BCP Raptor Holdco, LP, a Delaware limited partnership, dated as of October 21, 2021 (the “Contribution Agreement”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Contribution Agreement.

In connection with the transactions contemplated by the Contribution Agreement, the BX Parties and Buzzard hereby agree as follows:

1. Tag Right.  In the event of any direct or indirect sale by either the BX Parties or their Affiliate designee or Affiliate successor or assign (a “BX Entity”), or by Buzzard or its Affiliate designee or Affiliate successor or assign (a “ISQ Entity”), of ten percent (10%) or more of the outstanding common stock of the Company to a non-Affiliate transferee (the transferring person(s), collectively, the “Transferor”), then, if a BX Entity is the seller, each ISQ Entity, and, if an ISQ Entity is the seller, each BX Entity, shall have the right to tag along (the tagging person(s), collectively, the “Tagging Person”) in such sale as to the common stock and units of the Tagging Person in an amount up to the same percentage of its common stock in the Company as the proportion of the common stock proposed to be sold by the Transferor bears to the total holdings of common stock in the Company held by the Transferor; provided, however, that, if the transferee in such sale is not willing to purchase all of the offered common stock and units by the Transferor and the Tagging Person, then the reduction of common stock to be sold in such sale shall be proportionate to the Tagging Person’s and the Transferor’s offered units.   For illustrative purposes only, if BX Entity owns 20% of outstanding common stock and ISQ Entity owns 10% of outstanding common stock, and BX Entity desires to sell all of its common stock, then ISQ Entity tags 5% of the outstanding common stock (even though it could have tagged up to 10%), and if the transferee is only willing to purchase 20% of the outstanding common stock, then BX Entity would sell 16% and ISQ Entity would sell 4%.  For the avoidance of doubt, nothing in this Section 1 is intended to or shall be construed to limit any rights of any party under the Second A&R Registration Rights Agreement to participate in a sale thereunder.

2. Governing Law; Waiver of Jury Trial.  This Agreement shall be governed by and construed and enforced in accordance with the Laws of the State of Delaware without regard to the principles of conflicts of Law. Each party hereto irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement.

3. Amendments.  This Agreement may not be amended except by an instrument in writing signed by or on behalf of all parties hereto. If a provision or a defined term incorporated by reference into this Agreement is amended, supplemented, or modified in the agreement from which such provision or defined term is incorporated, such amendment, supplement, or modification shall have no effect on such provision or defined term as used in this Agreement unless such amendment, supplement, or modification is approved as provided in this Section 3.

4. Assignment and Successors and Assigns.

a. The rights and obligations contained in this Agreement shall not be assigned by any party hereto without the prior written consent of the other parties to this Agreement, and any such action without the required consent shall be void ab initio.

b. This Agreement shall bind and inure to the benefit of the parties hereto and any permitted successors or assigns to the original parties to this Agreement, but such assignment shall not relieve any party of any obligations incurred prior to such assignment.

5. Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on the parties hereto, notwithstanding that all parties are not signatories to the original or the same counterpart. Facsimile copies of signatures shall constitute original signatures for all purposes of this Agreement and any enforcement hereof.

[Signature page follows]

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If the foregoing is agreeable to you, please sign this Letter Agreement, which will become a binding obligation of each of the parties hereto in accordance with its terms and conditions.

Sincerely,

BCP RAPTOR AGGREGATOR, LP

By: BCP VII/BEP II Holdings Manager L.L.C., its general partner

By: /s/ David Foley
Name: David Foley
Title: Senior Managing Director

BX PERMIAN PIPELINE AGGREGATOR LP

By: BCP VII/BEP II Holdings Manager L.L.C., its general partner

By: /s/ David Foley
Name: David Foley
Title: Senior Managing Director

Signature Page to Letter Agreement

Acknowledged and agreed to as of the date first set forth above:

BUZZARD MIDSTREAM LLC

By: /s/ Thomas Lefebvre
Name: Thomas Lefebvre
Title: Authorized Signatory

Signature Page to Letter Agreement